UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of April 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated April 3, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: April 3, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors sales higher by 8% in March 2017 at 57,145 units

  Tata Motors passenger vehicles business grew by 84% in March 2017 YoY
  Tata Motors commercial vehicles wholesales were affected by the Supreme Court judgement announced on March 29, while retail was very strong
  Sales of Tata Motors bus continued to grow, with a growth of 26% in March 2017, driven by Government & STU orders
  Cumulative sales from exports for the fiscal, was higher by 11% over last year

Mumbai, April 01, 2017: Tata Motors passenger and commercial vehicle total sales (including exports) in March 2017 were at 57,145 vehicles, higher by 8% over 53,057 vehicles sold in March 2016. The company's domestic sales of Tata commercial and passenger vehicles for March 2017 were at 51,309 nos., higher by 10%, over 46,701 nos., in March 2016.

Cumulative sales (including exports) of the company for the fiscal was at 542,561 nos., higher by 6% over 511,705 vehicles, sold last year.

Domestic - Passenger Vehicles

In March 2017, Tata Motors passenger vehicles recorded sales at 15,433 nos. in the domestic market, a growth of 84%, over March 2016, due to continued strong demand for the Tata Tiago. The company has also received an encouraging response for its recently launched lifestyle UV, Tata Hexa and its latest Styleback, the Tata Tigor.

Cumulative sales growth of all passenger vehicles in the domestic market for the fiscal were at 153,151 nos., a growth of 22%, compared to 125,946 nos., in the last fiscal.

Domestic - Commercial Vehicles

The overall commercial vehicles sales in March 2017, in the domestic market were at 35,876 nos. lower by 6% over March 2016.

The wholesale figures of Tata Motors commercial vehicles were affected by the Supreme Court judgement announced on March 29, leading to confusion and the consequent focus at the dealer level to increase retail and to reduce the levels of unsold stock

Overall sales of Tata Motors' M&HCV were at 17,648 nos. in March 2017, a decline of 5%, over March 2016. Tata Motors bus sales continued to grow by 26% in March 2017, driven primarily by STU orders.

Sales of Tata Motors' Small & Light Commercial Vehicles were at 18,228 nos. in March 2017, lower by 8% over 19,777 units over March 2016.

Cumulative sales of commercial vehicles in the domestic market for the fiscal was up by 1% at 385,373 nos. over last year.

Exports

The company's sales from exports was at 5,836 nos. in March 2017, a decline of 8% compared to 6,356 vehicles sold in March 2016. The cumulative sales from exports for the fiscal was at 64,199 nos., higher by 11%, over 58,035 nos., sold last year.

-Ends-

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.